UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43300

BITZERO HOLDINGS INC.

(Registrant)

1100 Bentall Centre
505 Burrard Street, Suite 1100

Vancouver, British Columbia, V7X 1M5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITZERO HOLDINGS INC.
(Registrant)

Date: June 11, 2026	By	/s/ Mohammed Bakhashwain
Mohammed Bakhashwain
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated June 4, 2026 – Bitzero Holdings Inc. Receives Approval to List on the Nasdaq Stock Market

99.2	Notice of Change of Status Report dated June 9, 2026